BP

06003588

SEC MAIL PROCESSING SECTION RECEIVED FEB 27 2006 WASH, D.C. 102

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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MK 2/28

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65566

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NICOL INVESTORS CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 EXECUTIVE PARK
(No. and Street)

GRANITE CITY (City) IL (State) 62040-0907 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ANNA E. SABAN (314) 997-1766
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SCHEFFEL & COMPANY, P.C.
(Name – *if individual, state last, first, middle name*)

322 STATE STREET (Address) ALTON (City) IL (State) 62002 (Zip Code)

PROCESSED
MAR 17 2006
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/15/06

OATH OR AFFIRMATION

I, ANNA E. SABAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NICOL INVESTORS CORPORATION, as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP

Title

Notary Public

"OFFICIAL SEAL"
BETH A REITER
NOTARY PUBLIC STATE OF ILLINOIS
COMMISSION EXPIRES 08/02/08

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NICOL INVESTORS CORPORATION

REPORTS AND FINANCIAL STATEMENTS

FOR THE YEAR ENDED
DECEMBER 31, 2005

NICOL INVESTORS CORPORATION
TABLE OF CONTENTS
DECEMBER 31, 2005

Scheffel & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Richard C. Scheffel, C.P.A.
Dennis E. Ulrich, C.P.A.
Ronald C. Schneider, C.P.A.
Michael E. Fitzgerald, C.P.A.
Kimberly S. Loy, C.P.A.
Steven P. Langendorf, C.P.A.
Steven C. Pembrook, C.P.A.

☒ 322 State Street
Alton, IL 62002
618-465-4288 Fax 462-3818

☐ 143 N. Kansas
P.O. Box 633
Edwardsville, IL 62025
618-656-1206 Fax 656-3536

☐ #2 Woodcrest
Professional Park
Highland, IL 62249
618-654-9895 Fax 654-9898

☐ 106 County Road
Jerseyville, IL 62052
618-498-6841 Fax 498-6842

☐ Rural Rt. 3, Box 129BA
U.S. Highway 67 North
Carrollton, IL 62016
217-942-3821 Fax 942-6614

January 31, 2006

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
Nicol Investors Corporation
Granite City, Illinois

We have audited the accompanying statement of financial condition of Nicol Investors Corporation (an S Corporation) as of December 31, 2005, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nicol Investors Corporation at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Scheffel & Company, P.C.

Scheffel & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Richard C. Scheffel, C.P.A.
Dennis E. Ulrich, C.P.A.
Ronald C. Schneider, C.P.A.
Michael E. Fitzgerald, C.P.A.
Kimberly S. Loy, C.P.A.
Steven P. Langendorf, C.P.A.
Steven C. Pembrook, C.P.A.

☒ 322 State Street
Alton, IL 62002
618-465-4288 Fax 462-3818

☐ 143 N. Kansas
P.O. Box 633
Edwardsville, IL 62025
618-656-1206 Fax 656-3536

☐ #2 Woodcrest
Professional Park
Highland, IL 62249
618-654-9895 Fax 654-9898

☐ 106 County Road
Jerseyville, IL 62052
618-498-6841 Fax 498-6842

☐ Rural Rt. 3, Box 129BA
U.S. Highway 67 North
Carrollton, IL 62016
217-942-3821 Fax 942-6614

January 31, 2006

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Stockholders
Nicol Investors Corporation
Granite City, Illinois

In planning and performing our audit of the financial statements and supplemental schedule of Nicol Investors Corporation (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Schuffel & Company, P.C.

EXHIBIT "A"

NICOL INVESTORS CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash and Cash Equivalents	$	8,831
Commissions Receivable		16,431
Receivable from Clearing Organization		15,000
Prepaid Expenses and Other Assets		8,132
Equipment, net of accumulated depreciation of $6,466		5,970
Total Assets	$	54,364

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts Payable	$	3,047
Commissions Payable		13,668
Accrued Payroll and Related Taxes		3,017
Dues Collected in Advance		9,300
Total Liabilities	$	29,032
Stockholders' Equity:		
Common Stock, $0.50 Par Value, Authorized 200,000 Shares, 51,900 Shares Issued and Outstanding	$	25,950
Additional Paid-In Capital		59,550
Retained Earnings (Deficit)		(60,168)
Total Stockholders' Equity	$	25,332
Total Liabilities and Stockholders' Equity	$	54,364

The accompanying notes are an integral part of these financial statements.

EXHIBIT "B"

NICOL INVESTORS CORPORATION
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUES:	
Commissions and Trails Revenue	$ 351,750
Other Income	16,467
Total Revenues	$ 368,217
EXPENSES:	
Commissions	$ 284,718
Salaries and Wages	52,455
Amortization of NASD Dues	5,775
Occupancy Rental	12,000
Depreciation	3,979
Advertising and Seminars	4,231
Insurance	1,552
License and Fees	5,849
Professional Fees	8,799
Travel and Entertainment	6,000
Repairs and Maintenance	579
Supplies	3,336
Subscriptions	602
Training and Meetings	2,712
Brokerage and NASD Fees	16,052
Postage and Delivery	4,403
Telephone	3,819
Miscelleaneous	1,599
Total Expenses	$ 418,460
NET LOSS	$ (50,243)

The accompanying notes are an integral part of these financial statements.

EXHIBIT "C"

NICOL INVESTORS CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Common Stock		Additional Paid-in	Retained Earnings	Total Stockholders'
	Shares	Amount	Capital	(Deficit)	Equity
Balances at December 31, 2004	51,900	$25,950	$59,550	$ (9,925)	$ 75,575
Sale of Common Stock	(150)	(75)	(675)		(750)
Purchase of Common Stock	150	75	675		750
Net Loss				(50,243)	(50,243)
Balances at December 31, 2005	51,900	$25,950	$59,550	$ (60,168)	$ 25,332

The accompanying notes are an integral part of these financial statements.

EXHIBIT "D"

NICOL INVESTORS CORPORATION
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

Cash Flows from Operating Activities:	
Net Loss	$ (50,243)
Adjustments to Reconcile Net Loss to Net Cash from Operating Activities:	
Depreciation Expense	3,979
(Increase) Decrease in Operating Assets:	
Commissions Receivable	850
Receivable from Clearing Organization	7
Prepaid Expenses and Other Assets	1,048
Increase (Decrease) in Operating Liabilities:	
Accounts Payable	2,105
Commissions Payable	(709)
Accrued Payroll and Related Taxes	2,535
Dues Collected in Advance	280
Net Cash from Operating Activities	$ (40,148)
Cash Flows from Financing Activities:	
Sale of Common Stock	$ 750
Purchase of Common Stock	(750)
Net Cash from Financing Activities	$ -
Net Decrease in Cash and Cash Equivalents	$ (40,148)
Cash and Cash Equivalents	
Beginning of Year	48,979
End of Year	$ 8,831

The accompanying notes are an integral part of these financial statements.

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company is an Illinois corporation operated from Granite City, Illinois and operating in various states throughout the United States.

The Company offers mutual funds and variable contracts on an application-way basis to retail clients. The Company also offers its clients the ability to open general securities accounts through a clearing broker-dealer. The Company's primary focus is to provide financial advice to middle income families.

With respect to this activity, the Company promptly forwards all funds and securities received and does not otherwise hold funds or securities for, or owe money or securities to, customers and does not otherwise carry customer accounts. Accordingly, the Company is exempt from Rule 15c3-3 under the Securities Exchange Act of 1934.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company is engaged in a single line of business as a registered broker-dealer. The financial statements have been prepared on the accrual basis.

Cash and Cash Equivalents

The Company defines cash equivalents as short-term, highly liquid investments with original maturities of 90 days or less.

Equipment

The Company carries equipment at cost net of accumulated depreciation. Depreciation is computed over five years using an accelerated method. Maintenance and repairs are expensed as incurred while major additions and improvements are capitalized.

Dues Collected in Advance

Dues collected in advance represents monies collected upfront by the Company during the current year from their registered associates for various dues and licensing fees related to 2006.

Securities Transactions and Commissions

Customer security transactions are reported on a settlement date basis with related commission revenue and expenses reported on a trade date basis. At December 31, 2005, management considers all commissions receivable as collectible, therefore, an allowance for uncollectible amounts is not necessary.

Advertising Costs

Advertising expenses are charged to operations when incurred.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the stockholders are liable for individual federal income taxes on their respective shares of taxable income.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3. CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

No cash has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission. The Company does not hold any customer funds; accordingly, no reserve account is required.

NOTE 4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2005, the Company had net capital of $11,230 which was $6,230 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 259 percent.

NOTE 5. SIPC ANNUAL ASSESSMENT

The Company is a member of the Securities and Investor Protection Corporation and has remitted all required assessments.

NOTE 6. LEASE COMMITMENTS

The Company automatically renewed a lease with a majority stockholder for office space for a term of one year beginning January 1, 2005. The Company expensed $12,000 related to this lease during 2005. The lease was automatically renewed for an additional period of one year for monthly payments of $1,000.

NOTE 7. STOCK OPTIONS

On December 31, 2005, the Company issued 28,546 stock options to current shareholders in recognition of uncompensated past service to the Company. The Company applies APB Opinion 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its options. Had compensation costs for these stock options issued been determined based on the fair value at the grant dates for the awards consistent wit the method of FASB Statement 123, "Accounting for Stock-Based Compensation," the Company's 2005 net loss would have been increased to the pro forma amounts indicated below:

Net Loss, As Reported	$(50,243)
Net Loss, Pro Forma	(67,431)

All stock options issued on December 31, 2005, were granted at 100% of fair market value at the date of the grant which equaled $5.00 and expire 3 years from the date of issuance. All options were immediately vested upon issuance. The fair value of each option grant is estimated on the date of grant using the minimum value method for non-public companies. With the minimum value method the following weighted-average assumptions were used for grants in 2005: risk-free interest rates of 4.37%, expected lives of 3.00 years and no dividend yield. Forfeited options were considered immaterial. There were no additional options outstanding at the beginning of the year.

NOTE 8. RELATED PARTIES

The Company had the following related party, defined as shareholders who own greater than 5% of the Company's common stock, transactions during 2005:

Commissions Expense	$130,534
Occupancy and Equipment Rental Expense	12,000
Salaries and Wages Expense	2,400

NOTE 9. SUBSEQUENT EVENTS

Effective January 1, 2006, the Board of Directors approved a 2-for-1 stock split of the Company's common stock for its shareholders.

In January 2006, the Board of Directors approved a merger agreement with Nicol Enterprises, Inc. (the Holding Company). As a result of this merger agreement, each share of common stock of the Company which was issued and outstanding at that time will be automatically converted into one share of common stock of the Holding Company. Additionally, all of the shares of common stock of the Company were issued to the Holding Company. As such, the Company is a wholly-owned subsidiary of Nicol Enterprises, Inc.

SCHEDULE "I"

NICOL INVESTORS CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2005

COMPUTATION OF NET CAPITAL	
Total Stockholders' Equity (From Statement of Financial Condition)	$ 25,332
Deductions and/or Charges:	
Non-Allowable Assets:	
Prepaid Expenses and Other Assets	8,132
Equipment	5,970
Total Non-Allowable Assets	$ 14,102
Total Net Capital	$ 11,230
AGGREGATE INDEBTEDNESS	
Items Included in Statement of Financial Condition	
Accounts Payable	$ 3,047
Commissions Payable	13,668
Payroll Taxes Payable	3,017
Dues Collected in Advance	9,300
Total Aggregated Indebtedness	$ 29,032
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum Net Capital Required	$ 5,000
Excess Net Capital	$ 6,230
Excess Net Capital at 1000%	$ 8,327
Ratio: Aggregate Indebtedness to Net Capital	259%

Reconciliation with Company's computation (included in Part II of Form X-17A-5(a)) as of December 31, 2005. There is no material difference from the Company's computation and Part II of Form X-17A-5(a) on December 31, 2005.